

07004787

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(CHANGE COMMISSION
)N, D.C. 20549

PAGE

Information Requ... of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO
8-33180

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31,2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Archipelago Trading Services, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salvato (312) 442-7009
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

300 Madison Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick Murphy, SVP

Notary Public

Official Seal
Rosalyn M Williams
Notary Public State of Illinois
My Commission Expires 11/21/2010

This report ** contains (check all applicable boxes):

✓	(a)	Facing Page
✓	(b)	Statement of Financial Condition
✓	(c)	Statement of Income
✓	(d)	Statement of Cash Flows
✓	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
✓	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Archipelago Trading Services, Inc.

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2006

PRICEWATERHOUSECOOPERS


RECEIVED
MAR - 1 2007
213
WASH., D.C.
SECTION
PROCESSING

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Stockholder of Archipelago Trading Services, Inc:

In planning and performing our audit of the financial statements of Archipelago Trading Services, Inc (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

PRICEWATERHOUSECOOPERS

financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organizations, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

Archipelago Trading Services, Inc.
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of Archipelago Trading Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	9,501,397
Receivable from brokers, dealers, and customers (net of allowance for doubtful accounts of $266,562)		472,762
Deferred tax asset		106,625
Total assets	$	10,080,784
Liabilities and Stockholder's Equity		
Liabilities		
Payables to related parties	$	314,536
Income taxes payable		533,656
Other accounts payable		283,711
Total liabilities		1,131,903
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $1 par value; 7,500 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		5,851,848
Retained earnings		3,092,033
Total stockholder's equity		8,948,881
Total liabilities and stockholder's equity	$	10,080,784

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commissions	$ 4,671,637
Interest and other	697,262
Total revenues	5,368,899
Expenses	
Clearance, brokerage and other transaction expenses	1,902,502
Liquidity payments	624,240
Employee compensation and benefits	488,736
Routing charges	234,814
General and administrative	136,462
Total expenses	3,386,754
Income before income tax provision	1,982,145
Income tax provision	669,117
Net income	$ 1,313,028

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 5,000	$ 5,851,848	$ 1,779,005	$ 7,635,853
Net income	-	-	1,313,028	1,313,028
Balance at December 31, 2006	$ 5,000	$ 5,851,848	$ 3,092,033	$ 8,948,881

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flow from operating activities	
Net income	$ 1,313,028
Adjustments to reconcile net income to net cash provided by operating activities	
Provision for doubtful accounts	85,817
Deferred tax asset	(18,933)
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Receivables from brokers, dealers and customers	670,774
Receivables from related parties	462,787
Other assets	43,779
Increase (decrease) in operating liabilities	
Payables to related parties	(571,076)
Income taxes payable	395,162
Other accounts payable	68,962
Net cash provided by operating activities	2,450,300
Net increase in cash and cash equivalents	2,450,300
Cash and cash equivalents	
Beginning of year	7,051,097
End of year	$ 9,501,397
Supplemental disclosures of cash flow information	
Cash paid for	
Interest	$ -
Taxes	$ 231,130

The accompanying notes are an integral part of these financial statements.

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange ("PCX") for trading of options. Effective March 7, 2006, the Parent became a wholly-owned subsidiary of NYSE Group, Inc. ("NYSE").

The Company's principal activities include agency brokerage services offered to broker dealers seeking to access ArcaEx and other U.S. market centers electronically, and the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. On February 28, 2006, the Company ceased providing agency brokerage services.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid. The Company records these transactions gross including such expenses as Liquidity payments or Routing charges in the statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables from Brokers, Dealers and Customers
Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectibility of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in clearance, brokerage and other transaction expenses in the statement of operations.

Estimated Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes."

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

The Company is wholly owned by a disregarded entity for federal income tax purposes and in turn owned by the Parent, which has been treated as a corporation for federal income tax purposes since August 12, 2004. The Company was included in the consolidated federal income tax return of the Parent. The Company files separate state income tax returns.

3. Related Party Transactions

The clearing fees paid by the Company to the Clearing Broker for the year ended December 31, 2006 amounted to $392,650 and are included in Clearance, brokerage and other transaction expenses in the accompanying statement of operations.

Prior to February 28, 2006, the Company's operations included agency brokerage services offered to broker dealers seeking to access ArcaEx and other U.S. market centers electronically. The Company was charged a fee by ArcaEx for these services. For the year ended December 31, 2006, the Company was charged $1,045,505 by ArcaEx and these fees are included in Clearance, brokerage and other transaction expenses in the accompanying statement of operations.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the NASD, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The agreement was effective June 25, 2004 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

In the opinion of management, related party transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2006 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6. Income Taxes

The provision for income taxes for the year ended December 31, 2006 consisted of:

Current		
Federal	$	633,020
State		55,030
Deferred		
Federal		(14,230)
State		(4,703)
Income tax provision	$	669,117

Deferred tax assets of $1.3 million primarily relate to net operating loss carryforwards and the allowance for doubtful accounts. Due to the uncertainty on the Company's ability to realize the related benefits, a $1.2 million valuation allowance was recorded December 31, 2006 against these deferred tax assets. As of December 31, 2006, the Company had approximately $3.2 million of net operating loss carryforwards, which will begin to expire in 2021.

The Company's effective tax rate differs from the federal statutory rate mainly due to the release of the valuation allowance and the effects of state and local taxes.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6- 2/3% of aggregate indebtedness.

As of December 31, 2006, the Company had net capital of $8,179,588, which was $8,104,128 in excess of its required net capital of $75,460. The ratio of the Company's aggregate indebtedness to net capital was 0.14 to 1.

SUPPLEMENTARY INFORMATION

Archipelago Trading Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Schedule I

Net capital		
Total stockholder's equity		$ 8,948,881
Nonallowable assets, deductions and charges		
Receivables	$ 472,762	
Other assets	106,625	
Total nonallowable assets, deductions and charges		579,387
Net capital before haircuts		8,369,494
Haircuts on cash equivalents		(189,906)
Net capital		$ 8,179,588
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition		$ 1,131,903
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		75,460
Excess net capital		$ 8,104,128
Ratio of aggregate indebtedness to net capital		.14 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

Archipelago Trading Services, Inc.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006 **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission *under* paragraph (k)(2)(ii) of that Rule.


END